Mail Stop 6010

April 2, 2009

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Registration Statement on Form S-4
Filed March 18, 2009
and Documents Incorporated by Reference
File No. 333-158098

Registration Statement on Form S-4
Filed March 17, 2009
and Documents Incorporated by Reference
File No. 333-158019

Response Letter dated March 18, 2009

Dear Ms. Shannon:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed a confidential treatment request in connection with exhibits to two current reports on Form 8-K. All comments must be resolved

      prior to submitting a written request for acceleration of the effective date of the registration statements.

2. We note that your registration statements incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Form 10-K omits required information under Items 10, 11, 12, 13 and 14 of Part III. If your definitive proxy statement has not been filed by the time the registration statements will go effective, you will need to either amend the Form 10-K to include the Part III information or include the required information in the registration statements.

Registration Statement on Form S-4, filed March 17, 2009 (File No. 333-158019)

3. We note that you are registering the 8.175% Series A-6 junior subordinated debentures in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

4. Please revise your prospectus to disclose that concurrently with the offer to exchange the 8.175% Series A-6 junior subordinated debentures you will be offering to exchange the 8.250% Notes due 2018.

5. We note that the exchange offer will expire at 5:00 PM, New York City time. Supplementally, please confirm that the offer will be open at least through midnight of the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statement Regarding Forward-Looking Information, page i

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the Private Securities Litigation Reform Act or state explicitly that the safe harbor protections the Private Securities Litigation Reform Act provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 5

7. We note your language in the italicized paragraph indicating that the summary of the exchange and registration rights agreement and letter of transmittal "is qualified in its entirety by, all of the provisions of the exchange and registration rights agreement and the letter of transmittal..." Please delete this language since investors are entitled to rely upon your disclosure. Also, please delete similar language under the heading "Replacement Capital Covenant" on page 38.

Expiration Date; Extensions; Amendments, page 8

8. We note your reservation of the right "to delay accepting any old junior subordinated debentures." Please revise your disclosure to clarify in what circumstances you will delay acceptance and, supplementally, please confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

9. We note your reservation of the right to amend the terms of the exchange offer. Please revise your disclosure to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, you will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Conditions to the Exchange Offer, page 8

10. All conditions to the exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration of the exchange offer, not merely "before the acceptance of the old junior subordinated debentures" for exchange. Please revise the language accordingly.

11. We note that you may determine in your "judgment/sole discretion" whether certain exchange offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Legal Ownership and Book-Entry Issuance, page 33

Considerations Relating to DTC, page 36

12. We note your disclosure that you assume no responsibility for the accuracy of the information concerning DTC and DTC's book-entry system. Please revise your disclosure to remove the apparent disclaimer that you do not bear responsibility,

and thus are not subject to liability, for the disclosures made in the registration statement.

Certain United States Federal Income Tax Considerations, page 47

Treatment of the Exchange, page 48

13. Please revise your disclosure to clarify that the information provided under this heading is the opinion of your counsel, Sullivan & Cromwell LLP.

Registration Statement on Form S-4, filed March 18, 2009 (File No. 333-158098)

14. Comments relating to your Form S-4 (File No. 333-158019) also constitute comments on Form S-4 (File No. 333-158098) to the extent applicable.

Form 10-K for the Fiscal Year Ended 12/31/08

Item 1A. Risk Factors, page 21

15. Your introductory paragraph in this section states that "[w]ithout additional support from the U.S. government, in the future there could exist substantial doubt about AIG's ability to continue as a going concern." We also note your disclosure under the heading "Consideration of AIG's Ability to Continue as a Going Concern" starting on page 39. You disclose that "management has made significant judgments and estimates with respect to the potentially adverse financial and liquidity effects of AIG's risks and uncertainties" and that it is possible "that one or more of management's significant judgments or estimates about the potential effects of the risks and uncertainties could prove to be materially incorrect." Since it appears that there is a reasonable probability that AIG will not be able to continue as a going concern, please include additional disclosure describing the effect that not being able to continue as a going concern would have on AIG's businesses, including collateral calls, breach of contractual agreements, etc.

16. Please include a new risk factor discussing the risks of having issued the Series C Perpetual, Convertible, Participating Preferred Stock without first obtaining shareholders' approval. In that regard, we note that action was brought in Delaware court and the ultimate disposition of the matter will depend upon future events even though the suit was dismissed. For example, if the shareholders other than the Series C preferred shareholders ultimately vote against the proposal to authorize common stock to enable the conversion of the Series C preferred stock, the common stockholders will still have suffered detriments related to the loss of voting power and economic rights without having first voted upon the original

issuance of the Series C preferred stock. This may give rise to additional litigation directed against AIG.

17. Please tell us whether the issuance of preferred equity in holding companies for AIA and ALICO is expected to further limit the subsidiaries' ability to upstream dividends and other distributions to the holding company such that a risk factor is needed. If you do not believe a new risk factor is needed, please tell us your basis for such conclusion.

18. We note your brief reference on page 24 to the decline in the U.S. real estate market and how this has affected the liquidity of AIG's securities portfolios. We are concerned that this brief reference does not give appropriate emphasis to the effect the declining real estate market has on your financial condition, including your direct investments in RMBSs and CMBSs, your substantial CDSs related to RMBSs that are still outstanding, and your equity interest in Maiden Lane II and Maiden Lane IIII. Please include a separate risk factor that describes how the deteriorating conditions in the real estate market have affected and continue to affect your operations and investments.

19. We note your risk factors relating to the retention of employees on page 30 and the risk factor relating to AIGFP wind-down risks on page 32. Please include a new risk factor that provides the information you described in the white paper sent to the U.S. Department of the Treasury about how and why you would suffer risks if key AIGFP employees were to leave, particularly as described in the section "Details Regarding Business Impact of Failure to Pay." If you believe you do not need to provide this information to investors, please tell us your reasons why you believe so even though the information was provided to the federal government.

20. We note your disclosure on pages 133-136 relating to the regulatory capital relief CDS transactions. On page 136 you state that "[g]iven the current performance of the underlying portfolios, the level of subordination and the expectation that counterparties will terminate these transactions prior to their maturity; AIG Financial Products Corp. does not expect that it will be required to make payments pursuant to the contractual terms of these transactions." Please consider whether you need to include a new risk factor describing the possibility that counterparties will not terminate these transactions if the underlying portfolios experience a rapid decline, as it was the case with the super senior collateralized debt obligations. If you do not believe a new risk factor is needed, please tell us your basis for such conclusion.

The issuance of the Series C Preferred Stock may have adverse consequences for AIG…,
page 27

21. You disclose that you cannot provide any assurances that the failure to obtain
required consents or approvals as a result of the change in control of AIG will not
have a material adverse effect on AIG's consolidated financial condition, results
of operations or cash flows. Please revise your risk factor to describe and
quantify the material adverse effects that could potentially result from not
obtaining all required consents or approvals from AIG's regulators or from a
breach of any material contract or agreement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38

Results of Operations, page 63

22. On page 67, you disclose that in connection with certain securities lending
transactions, you met the requirements of sale accounting under SFAS 140
because collateral received was insufficient to fund substantially all of the cost of
purchasing replacement assets for the securities lent to various counterparties.
Please explain why this would result in a deemed sale under SFAS 140 as
indicated by your disclosure.

Restructuring expenses and related asset impairment and other expenses, page 69

23. We note that you awarded $492 million in retention awards and that the total
amount expected to be incurred related to retention programs is approximately
$1.0 billion. Please expand your disclosure to provide additional details about
how the remaining amount will be spent, including when you plan to make
additional retention awards and what groups will be the recipients of those
awards.

Critical Accounting Estimates, page 123

AIGFP's Super Senior Credit Default Swap Portfolio, page 130

24. Please refer to the two paragraphs after the table you intend to provide in response
to prior comment two in your March 18, 2009 letter. Please disclose:

- The nature and extent of data available to you related to these regulatory
  capital CDS transactions as well as the frequency and timing in which you
  receive available data;

- The reasons that you are not able to provide accurate, comparable, quantitative information with respect to the credit quality of the underlying assets; and

- Why you believe that the data that you are provided is timely, reliable and sufficient to continuously assess risk and determine the fair value of these CDS transactions from reporting period to reporting period.

25. Please refer to prior comment four. Please revise your disclosure to clarify how the ML III transaction affected the unrealized market valuation loss and derivative liability presented in the table at the top of page 131. Consider providing a rollforward of the derivative liability.

Financial Statements, page 190

Note 5 – Investments, page 245

26. Please refer to prior comment one. Please revise your disclosure to clarify how the Maiden Lane III transactions affected your financial statements. Please disclose each of the related amounts that were recorded in your financial statements immediately prior to the consummation of the Maiden Lane III transactions, including the related derivative liabilities and collateral postings, and provide us with the journal entries that you used to record your initial investment in Maiden Lane III.

27. You disclose that AIG is not the primary beneficiary of ML III. Please provide us with an analysis supporting your determination of the primary beneficiary under FIN 46(R). Based on your disclosure, ML III appears to have been funded with $40.0 billion from AIG ($5 billion equity interest plus $35.0 billion of collateral previously posted), and the loan from the NY Fed of $23.8 billion. Accordingly, it would appear that you would absorb a majority of the entity's expected losses. Please ensure that your response addresses the last sentence of paragraph 14 of FIN 46(R), which states that if one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.

Note 15 - Shareholders' Equity and Earnings (Loss) Per Share, page 293

28. Please refer to your disclosure regarding the Series C Preferred Stock Agreement under which you agreed to give the US Treasury a controlling interest in AIG. Please tell us how you determined that a $23 billion prepaid commitment fee asset

and corresponding additional paid in capital should be recorded, including the specific accounting literature that supports the basis for your conclusions.

29. Please tell us how you calculated the amortization of the prepaid commitment fee, including how you considered the applicability of EITF 98-14.

30. The terms of your commitment to issue the Series C Preferred Stock describe an instrument that will ultimately be convertible into a number of shares of your common stock that exceed the number of your currently authorized but unissued shares. Please tell us how you considered the applicability of EITF 00-19 in your accounting for the commitment to issue the Series C Preferred Stock.

31. Please tell us how you determined that the warrants issued in conjunction with the Series D Preferred Stock should be classified as equity. Also, please tell us how EITF 07-5 will affect your accounting treatment for the warrants.

Item 15. Exhibits, Financial Statement Schedules, page 326

32. Please file a copy of the AIG Financial Products Corp. 2008 Employee Retention Plan as an exhibit or, in the alternative, please provide us a detailed analysis supporting your conclusion that you are not required to file a copy of that Plan as an exhibit.

Form 10-K/A for the Fiscal Year Ended 12/31/08, filed 3/13/09

33. We note that your amended Form 10-K does not include the CEO and CFO certifications required by Rule 13a-14(a). Please amend your 10-K to include the required CEO and CFO certifications. Please note that any amended 10-K, including one filed in response to comments raised in this letter, should list in the exhibit index the two amended current reports on Form 8-K filed on March 16, 2009 and indicate that you requested confidential treatment for portions of the exhibits in order to certify the changes you previously made to the exhibit list.

*   *   *   *   *

Please respond to comments relating to your Form 10-K and Form 10-K/A within 10 business days or tell us when you will provide us with a response. As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Carlton Tartar at (202) 551-3387, if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert W. Reeder III, Esq.
        Ann Bailen Fisher, Esq.
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, New York 10004